Filed Pursuant to Rule 433
Issuer Free Writing Prospectus Dated June 14, 2006
Relating to Preliminary Prospectus Dated June 1, 2006
Registration Statement No. 333-132678

Common stock offered by us:	6,800,000 shares (excluding option to purchase up to 1,020,000 additional shares to cover over-allotments).

Common stock to be outstanding after this offering:	31,907,477 shares.

Initial public offering price per share:	$8.00 per share.

Net proceeds to Volcano:	Approximately $47.0 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Use of proceeds:	As set forth in the preliminary prospectus dated June 1, 2006 relating to this offering (the “Preliminary Prospectus”), we estimate that we will use approximately $28.2 million of the net proceeds from this offering for repayment of outstanding debt to FFC Partners II, L.P. and FFC Executive Partners II, L.P. In addition, we estimate that we will use approximately $15.0 million for sales and marketing initiatives to support the ongoing commercialization of our products. We intend to use the remainder of our net proceeds for research and development activities and general corporate purposes. We believe that our existing capital resources and the net proceeds from this offering will enable us to maintain currently planned operations through mid-2007. However, our operating plan may change as a result of many factors, including those described on page 10 of the Preliminary Prospectus.

Pro forma as adjusted balance sheet data:	Based on the initial public offering price of $8.00 per share, as of March 31, 2006 on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $27.0 million and total stockholders’ equity would have been approximately $53.6 million.

Pro forma as adjusted capitalization:	Based on the initial public offering price of $8.00 per share, as of March 31, 2006 on a pro forma as adjusted basis, additional paid-in capital would have been approximately $116.4 million, total stockholders’ equity would have been approximately $53.6 million and total capitalization would have been approximately $57.6 million.

Dilution:	Based on the initial public offering price of $8.00 per share, our pro forma as adjusted net tangible book value after this offering would have been $39.7 million, as of March 31, 2006. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.53 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $6.76 per share to investors purchasing in this offering at the initial public offering price. Investors purchasing shares of common stock in this offering will have purchased approximately 21.3% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 46.2% of the total consideration paid for our common stock.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a final prospectus relating to the offering may be obtained from the prospectus department of either J.P. Morgan Securities, Inc. (4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245 (telephone: (718) 242-8002)) or Piper Jaffray & Co. (800 Nicollet Mall, Suite 800, Minneapolis, MN 55402 (telephone: (612) 303-6220)).